Exhibit 99.4

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	16:45 12-Dec-07
 RNS Number:7874J
Wolseley PLC
12 December 2007
Wolseley plc hereby confirms the following share purchases made under the dividend reinvestment arrangements for shares held in ADRs under the US Employee Share Purchase Plan of which notification was received from the Plan administrator today:

		Purchase price per ADR
Executive Directors	No. of ADRs purchased	in US$
C A S Hornsby	42.6437	$15.5592
M Grunkemeyer	42.6891	$15.5592
R H Marchbank	37.0781	$15.5592
F W Roach	42.6664	$15.5592
The directors’/PDMRs’ beneficial holdings have each been respectively increased as a result of these purchases.
FURTHER INFORMATION:
Wolseley plc
Tel: 0118 929 8700
Richard Shoylekov — Group Company Secretary and General Counsel Guy Stainer — Head of Investor Relations
This information is provided by RNS
The company news service from the London Stock Exchange
END